Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	First Half	For the Years Ended December 31,
	2010	2009	2008	2007
	(in millions)
Earnings
Income/(Loss) before income taxes	$1,716	$2,001	$(2,559)	$1,215
Less: Equity in net income of
affiliated companies	9	1	8	14
Fixed charges	2,218	5,174	7,648	8,652
Earnings before fixed charges	$3,925	$7,174	$5,081	$9,853

Fixed charges (a)
Interest expense	$2,213	$5,162	$7,634	$8,630
Rents	5	12	14	22
Total fixed charges	$2,218	$5,174	$7,648	$8,652

Ratio of earnings to fixed charges	1.77	1.39	(b)	1.14

(a)	Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).
(b)	Earnings inadequate to cover fixed charges by $2,567 million.